CSW Industrials, Inc. 5420 Lyndon B. Johnson Fwy., Ste. 500 Dallas, Texas 75240

March 9, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Kevin Kuhar, Accounting Branch Chief Gary Newberry Office of Life Sciences

Re:	CSW Industrials, Inc. Form 10-K for the Year Ended March 31, 2020 Filed May 20, 2020 File No. 001-37454

Dear Mr. Kuhar:

CSW Industrials, Inc., a Delaware corporation (“CSWI”, the “Company”, or “we”, “us”, or “our”), is submitting this letter in response to the comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), by letter dated March 2, 2021, with respect to the Company’s Annual Report on Form 10-K for the year ended March 31, 2020, filed May 20, 2020 (the “Form 10-K”).

For ease of reference, the text of the Staff’s comment is included in bold, italicized text below, followed by the Company’s response.

Form 10-K for the Period Ended March 31, 2020

Item 1 – Business General, page 1

1.	We note on the investor tab of your website you have provided earnings releases discussing the results of operations and financial condition for your recently completed quarterly and annual fiscal periods including non-GAAP financial measures. Please tell us why you have not furnished these earnings releases under Item 2.02 of Form 8-K. Refer to General Instruction B and Item 2.02(a) of Form 8-K and Questions 101.01, 106.04 and 106.06 of the Exchange Act Form 8-K C&DI.

In response to the Staff’s comment, the Company acknowledges that it has not historically furnished earnings releases discussing results of operations and financial condition for recently completed quarterly and annual fiscal periods under Item 2.02(a) of Form 8-K. The Company has engaged in this practice because, in the Company’s view, such earnings releases have not contained material non-public information regarding the Company’s results of operations or financial condition, which is the triggering event under Item 2.02(a) of Form 8-K.

For many years, the Company has issued earnings releases related to completed fiscal periods after the Company has filed with the SEC its Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K relating to such fiscal periods. Further, the Company believes, based on reviews performed as part of the Company’s disclosure control procedures, that its earnings releases report substantially the same information contained in the applicable Form 10-Q or Form 10-K filings and have not disclosed any additional material non-public information related to the applicable completed fiscal period. This determination also captures non-GAAP financial measures that may be presented in such earnings releases, since the Company includes all information necessary to calculate and reconcile such non-GAAP financial measures in its applicable Form 10-Q or Form 10-K filings. As such, we believe that the Company has not been required to furnish such earnings releases under Item 2.02(a) of Form 8-K.

The Company will continue to diligently evaluate the content of its earnings releases for recently completed fiscal periods to determine whether they contain material non-public information. The Company also confirms that it will furnish earnings releases under Item 2.02(a) of Form 8-K in the future as required.

The Company confirms that it and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We hope that the foregoing is responsive to the Staff’s comment. If you have any questions regarding these matters, please contact the undersigned at 214.884.3777.

Sincerely,

/s/ James E. Perry

James E. Perry
Executive Vice President, Chief Financial Officer

cc:	Luke Alverson , Senior VP, General Counsel & Secretary Fang Wang, VP, Corporate Controller